Filed Pursuant to Rule 424(b)(3)
File No.: 333-91972

PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
Direct Stock Purchase Plan
142,857 Shares of Common Stock

     Our Direct Stock Purchase Plan provides you with a convenient and economical way of purchasing shares of ADC common stock without a broker at low transaction costs.
     You may also transfer shares easily or sell your shares at low cost.
     The Plan may purchase ADC common stock directly from ADC or on the open market, as periodically determined by ADC. The purchase price for shares purchased in the open market will be the weighted average price at which the shares are actually purchased by the Plan Administrator. The purchase price of shares purchased from ADC will be the average of the high and low sale prices quoted on the NASDAQ Global Market on the date of purchase.
     Our common stock is traded on The NASDAQ Global Market under the symbol “ADCT.” On March 6, 2008, the last sale price of our common stock as reported on The NASDAQ Global Market was $14.12 per share.
     A summary of important Plan features is contained on page 3 of this prospectus. A complete description of the Plan begins on page 13 of this prospectus.

Please read this prospectus carefully before investing and
retain it for your future reference.

     Investment in our securities involves a number of risks. See section titled “Risk Factors” beginning on page 4 to read about certain factors you should consider before buying our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080
The date of this prospectus is March 7, 2008.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information that is different. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct at any time subsequent to the date hereof.

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A SUMMARY OF IMPORTANT PLAN FEATURES
•	Current Shareowners — If you are a registered holder of ADC common stock, you may participate in the Plan by completing and returning a Plan Enrollment Form. If you own ADC common stock, but your shares are held by a bank or broker in its name (i.e., “street name”), you will need to either withdraw your shares from your brokerage account and register them in your own name or enroll in the Plan in the same manner as a new shareowner.

•	Open to Non-shareowners — If you currently do not own shares of ADC common stock, you may enroll in the Plan by completing and returning an Initial Enrollment Form, and either making an initial investment of at least $500 or authorizing automatic monthly cash investments of at least $50. A $10 account set-up fee will be deducted from your initial investment.

•	Investments — You may make investments in common stock of a minimum of $50 per investment up to an aggregate of $250,000 per year. Investments may be made by automatic monthly electronic funds transfer or by check at weekly or less frequent intervals, whichever you prefer.

•	Full Investment of Plan Funds — Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares.

•	Fees — There are certain enrollment, transaction and service fees associated with the Plan, which we describe further in this prospectus.

•	Account Statements — Account statements detailing your Plan activities are mailed to you following each Plan transaction.

•	Plan Administrator — The Plan Administrator is:
Computershare Trust Company,
N.A. Attention:
ADCInvestDirect
P.O. Box 43081
Providence, RI 02940-3081
OUR BUSINESS
     We are a leading global provider of broadband communications network infrastructure products and related services. Our products offer comprehensive solutions enabling the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. These products include fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components for communication networks.
     Our products are used primarily in the “last mile/kilometer” of a communications network, which links Internet, data, video and voice traffic from the serving office of the communications service provider to the end-user of communication services. Those products include:
•	Connectivity products which provide the physical interconnections between network components and network access points and connect wireline, wireless, cable, enterprise and broadcast communication networks over copper (twisted pair), co-axial, fiber optic and wireless media.

•	Wireless products, which increase the capacity, coverage and service quality of wireless communication networks by improving signal quality.

•	Wireline products, which enable communication service providers to deliver high-capacity voice and data services over copper or optical systems.

     We also provide professional services to our customers. These services help our customers plan, deploy and maintain Internet, data, video and voice communication networks. We also assist our customers in integrating broadband communications equipment used in wireline, wireless, cable and enterprise networks. By providing these services, we have additional opportunities to sell our hardware products to these customers.
     Our customers consist primarily of long-distance and local communications service providers and private enterprises that operate their own communication networks. In addition, our customers include cable television operators, wireless service providers, new competitive telephone service providers, broadcasters, government agencies, system integrators and communications equipment manufacturers and distributors.
     We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.
RISK FACTORS
     Our business faces many risks, all of which may not be described below. Additional risks of which we are currently unaware or believe to be immaterial may also result in events that could impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations may suffer, and the trading price of our common stock could decline.
Risks Related to Our Business
     Our industry is highly competitive, and our product and services sales are subject to significant downward pricing pressure.
     Competition in the broadband network infrastructure equipment and services industry is intense. Overall spending for communications infrastructure products has not increased significantly in recent years, and spending levels are expected to remain relatively flat in the future. Spending on infrastructure equipment for next-generation networks such as FTTX products and wireless coverage and capacity solutions, however, is expected to increase. Our continued ability to compete with other manufacturers of communications equipment depends in part on whether we can continue to develop and effectively market next-generation infrastructure products.
     We believe our ability to compete with other manufacturers of communications equipment products and providers of related services depends primarily on our engineering, manufacturing and marketing skills; the price, quality and reliability of our products; our delivery and service capabilities; and our control of operating expenses. We have experienced and anticipate greater pricing pressures from our customers as well as our competitors.
     Our industry currently is characterized by many vendors pursuing relatively few large customers. As a result, our customers have the ability to exert significant pressure on us with respect to product pricing and other contractual terms. In recent years, a number of our large customers have engaged in business combination transactions (including the merger of SBC Communications and AT&T completed in November 2005 and the merger of AT&T and BellSouth completed in December 2006). Accordingly, we have fewer large-scale customers, and these customers have even greater scale and buying power.
     Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than us. As a result, our competitors may be able to respond more quickly to new or emerging technologies or changes in the requirements of communications services providers, or offer more aggressive pricing.
     Shifts in our product mix may result in declines in our gross margin.
     Gross margins vary among our product groups and fluctuate from quarter to quarter as a result of shifts in product mix (i.e. , the amount of each type of product we sell in a particular quarter), the introduction of new products, decreases in average selling prices as products mature and we face competitive pricing pressure, and our ability to reduce manufacturing and other costs. We expect this fluctuation in gross profit to continue in the future. Also, new offerings such as our FTTX products typically have lower gross margins than our legacy products. As these new products increasingly account for a larger percentage of our sales, our gross margins are likely to be impacted negatively.
     We are becoming increasingly dependent on significant specific network expansion projects undertaken by our customers.
     Our business increasingly is focused on the sale of products, including our FTTX products, to support customer initiatives to expand broadband capabilities in their networks. These products increasingly have been deployed by our customers outside their central offices in connection with specific capital projects to increase network capabilities.
     Because of these project-specific product purchases by our customers, the short-tern demand for our products can fluctuate significantly, and our ability to forecast sales from quarter to quarter has diminished substantially. This fluctuation can be further affected by the long sales cycles necessary to obtain contracts to supply equipment for these projects. These long sales cycles may result in significant effort expended with no resulting sales or sales that are not made in the anticipated quarter.
     In addition, competition among suppliers with respect to these capital projects can be intense, particularly because these projects often utilize new products that were not previously used in customers’ networks. We cannot give any assurance that these capital projects will continue or that our products will be selected for these equipment deployments.
     Our cost-reduction initiatives may not result in anticipated savings or more efficient operations.
     Over the past several years, we have implemented, and are continuing to implement, significant cost-reduction measures. These measures have been taken in an effort to improve our levels of profitability. We have incurred significant restructuring and impairment charges in connection with these cost-reduction efforts. If these measures are not fully completed or are not completed in a timely fashion, we may not realize their full potential benefit.
     In addition, the efforts to cut costs may not generate the savings and improvements in our operating margins and profitability we anticipate. Such efforts may also be disruptive to our operations. For example, cost savings measures may yield unanticipated consequences, such as attrition beyond any planned reductions in force or increased difficulties in our day-to-day operations, and adversely affect employee morale. Although we believe it is necessary to reduce the cost of our operations to improve our performance, these initiatives may also preclude us from making potentially significant expenditures that could improve our product offerings, competitiveness or long-tern prospects.
     Consolidation among our customers has resulted in our loss of customers and reduced revenue during the pendency of business combinations and related integration activities.
     We believe consolidation among our customers in the future will continue to permit them to increase market share and achieve greater economies of scale. Consolidation has impacted our business as our customers focus on completing business combinations and integrating their operations. In certain instances, customers integrating large-scale acquisitions have reduced their purchases of network equipment during the integration period. For example, following the merger of SBC Communications with AT&T and the merger of AT&T with BellSouth, the combined companies initially deferred spending on certain network equipment purchases, which resulted in lower product sales by ADC to these companies.
     The impact of significant mergers of our customers on our business is likely to be unclear until sometime after such transactions are completed. After a consolidation occurs, a customer may choose to reduce the number of vendors from which it purchases equipment and may choose one of our competitors as its preferred vendor. There can be no assurance that we will continue to supply equipment to the surviving communications service provider after a business combination is completed.

     Our sales could be impacted negatively if one or more of our key customers substantially reduces orders for our products.
     Our customer base is relatively concentrated, with our top ten customers accounting for 45.5%, 44.0% and 38.5% of net sales for fiscal 2007, 2006 and 2005, respectively. In addition, our largest customer, Verizon, accounted for 17.8%, 16.0% and 12.3% of our net sales in fiscal 2007, 2006 and 2005, respectively. The merger of AT&T and BellSouth has created another large customer for us. In fiscal 2007, the combined company accounted for approximately 15.4% of our sales.
     If we lose a significant customer for any reason, including consolidation among our major customers, our sales and gross profit will be impacted negatively. Also, in the case of products for which we believe potential revenue growth is the greatest, our sales remain highly concentrated with the major communications service providers. For example, we rely on Verizon for a large percentage of our sales of FTTX products. The loss of sales due to a decrease in orders from a key customer could require us to exit a particular business or product line or record impairment or restructuring charges.
     Our Professional Services business is exposed to risks associated with a highly concentrated customer base.
     Most of our Professional Services are provided to customers in the United States. As a result of the merger of SBC Communications with AT&T and the merger of AT&T and BellSouth, our Professional Services business in the United States is heavily dependent upon sales to the combined company resulting from these mergers. To date, the combined company has deferred the deployment of certain new communications networks. If, over the long term, AT&T continues to delay or reduces the services we provide to it, we may not be successful in finding new customers to replace the lost sales for a period of time. Therefore, sales by our Professional Services business could decline substantially and have an adverse effect on our business and operating results.
     Our industry is subject to rapid technological change, and, to compete effectively, we must continually introduce new products that achieve market acceptance.
     The communications equipment industry is characterized by rapid technological changes, evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make our existing products, or products under development, obsolete or unmarketable. For example, FTTX product sales initiatives may impact sales of our non-fiber products negatively. In order to remain competitive and increase sales, we will need to adapt to these rapidly changing technologies, enhance our existing products and introduce new products to address the changing demands of our customers.
     We may not predict technological trends or the success of new products in the communications equipment market accurately. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and substantial capital commitments. For example, during fiscal 2006 and fiscal 2007, we invested significant resources in the development and marketing of a new line of automated copper cross-connect products. During the third quarter of fiscal 2007, following a review of the market potential of these products, we curtailed all development and marketing activities relating to this product line. This resulted in inventory and fixed asset write-offs. We do not know whether other new products and services we develop will gain market acceptance or result in profitable sales.
     Many of our competitors have greater engineering and product development resources than we do. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we experience any significant delays in product development or introduction, our business, operating results and financial condition could be affected adversely.
     We may not successfully close strategic acquisitions and, if these acquisitions are completed, we may have difficulty integrating the acquired businesses with our existing operations.

     We recently acquired LGC Wireless, Inc. and Shenzhen Century Man Communication Equipment Co., Ltd and certain affiliated entities. In the future, we intend to acquire other companies and/or product lines that we believe are aligned with our current strategic focus. We cannot provide assurances that we will be able to find appropriate candidates for acquisitions, reach agreement to acquire them, have the cash or other resources necessary to acquire them, or close strategic acquisitions because of the ability to obtain requisite shareholder or regulatory approvals or otherwise. The significant effort and management attention invested in a strategic acquisition may not result in a completed transaction.
     The impact of future acquisitions on our business, operating results and financial condition are not known at this time. In the case of LGC, Century Man and other businesses we may acquire in the future, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and materially adversely affect our operating results and financial condition. Also, we may not be able to retain key management and other critical employees after an acquisition. We may also acquire unanticipated liabilities. In addition to these risks, we may not realize all of the anticipated benefits of these acquisitions.
     If we seek to secure financing, we may not be able to obtain it on acceptable terms.
     Based on current business operations and economic conditions, and anticipated cash flows from operations, we currently anticipate that our available cash resources (which include existing cash, cash equivalents and available-for-sale securities), will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to raise additional funds. In addition, if the cost of one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital.
     We currently do not have any significant available lines of credit or other significant credit facilities. We currently are negotiating the terms of a potential credit facility, but there can be no assurance that we can obtain this loan financing on acceptable terms. If we raise additional funds by obtaining a credit facility or issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility and interest payments could dilute earnings per share.
     We recorded a significant impairment charge during the quarter ended October 31, 2007 to reduce the carrying value of certain auction rate securities we hold, and we incurred additional impairment charges with respect to auction rate securities thus far during fiscal year 2008.
     Credit concerns in the capital markets have significantly reduced our ability to liquidate auction rate securities that we classify as available-for-sale securities on our balance sheet. As of October 31, 2007, we held auction rate securities with a par value of $193.0 million. These securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing debt obligations, and dividend-yielding preferred stock. Some of the underlying collateral for the auction rate securities we hold consists of sub-prime mortgages.
     During the first quarter of fiscal 2008, we recorded an impairment charge of $50.2 million to reduce the carrying value of certain auction-rate securities we hold. This impairment charge, coupled with a $29.4 million charge in fiscal 2007 and sales of $23.2 million in the first quarter of 2008, reduced our carrying value from $193.0 million at October 31, 2007 to $90.3 million at February 1, 2008. Additionally, based upon prices in monthly account statements as of February 29, 2008 provided by the firms who manage our investments in auction rate securities, we presently estimate we will record an additional charge of approximately $7.0 million during the second quarter of fiscal 2008 to further reduce the fair value of these securities. Subsequent to our 2008 Annual Shareowners’ Meeting on March 6, 2008, we were informed by one of the investment firms who manage our investments in auction-rate securities that our investment in Port Jackson CDO 2007-1 had been downgraded from AA+ to CC by Standard & Poor’s effective March 4, 2008. Our investment in Port Jackson CDO 2007-1 has a par value of $16.8 million and had a fair value of $0.8 million and $5.0 million at February 1, 2008 and October 31, 2007, respectively. As of the date of this prospectus, none of our other investments in auction-rate securities has been downgraded below an investment grade.

     Taking into account this current increase in the estimated other-than-temporary impairment charge, our auction-rate securities had an estimated fair value of approximately $90.4 million as of February 1, 2008. On October 31, 2007 the estimated fair value of our auction-rate securities was $140.4 million. The estimated fair value of the auction-rate securities we hold could decrease or increase significantly in the future based on market conditions. These charges could be substantial. We will continue to assess the fair value of our auction-rate securities based on our analysis of account statements we receive from the firms managing these investments.
     Possible consolidation among our competitors could result in a loss of sales.
     Recently, a number of our competitors have engaged in business combination transactions, and we expect to see continued consolidation among communication equipment vendors. These business combinations may result in our competitors becoming financially stronger and obtaining broader product portfolios than us. As a result, consolidation could increase the resources of our competitors and negatively impact our product sales and our profitability.
     Our operating results fluctuate significantly from quarter to quarter.
     Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Fluctuations in our quarterly operating results may be caused by many factors, including the following:
•	the volume and timing of orders from and shipments to our customers;

•	the overall level of capital expenditures by our customers;

•	work stoppages and other developments affecting the operations of our customers;

•	the timing of and our ability to obtain new customer contracts and the timing of revenue recognition;

•	the timing of new product and service announcements;

•	the availability of products and services;

•	market acceptance of new and enhanced versions of our products and services;

•	variations in the mix of products and services we sell;

•	the location and utilization of our production capacity and employees; and

•	the availability and cost of key components of our products.
     Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular quarter are lower than expected, our operating results will be affected adversely.
     In the future, we expect sales in our second and than fiscal quarters to be higher than sales in our other two fiscal quarters. First quarter results are usually adversely affected by the holiday season that extends from Thanksgiving through New Years Day and the preparation of annual capital spending budgets by many of our customers during the first fiscal quarter. In the first quarter of fiscal 2008, we anticipate that sales will be lower than sales in the fourth quarter of fiscal 2007. In addition, we expect fiscal 2008 fourth quarter sales to be lower than third quarter sales because capital spending by our customers usually declines in the fourth quarter of the calendar year. As a result of our acquisition of Century Man, in the future, our first and/or second fiscal quarter results may be adversely affected by lower sales in China due to the Lunar New Year holiday.
     The regulatory environment in which we and our customers operate is changing.
     Although our business is not subject to significant direct governmental regulation, the communications services provider industry in which our customers operate is subject to significant and changing federal and state regulation in the United States and regulation in other countries.
     The U.S. Telecommunications Act of 1996 (the “Telecommunications Act”) lifted certain restrictions on the ability of communications services providers and other ADC customers to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally increased our opportunities to provide communications network infrastructure products to providers of Internet, data, video and voice networks. However, some of the changes resulting from the

Telecommunications Act have diminished the return on additional investments by our customers in their networks, which has reduced demand for some of our products.
     In a 2003 ruling, the Federal Communications Commission (“FCC”) terminated its “line-sharing” requirements, with the result that major telephone companies are no longer legally required to lease space to resellers of digital subscriber lines. The FCC ruling also allowed telephone companies to maintain sole ownership of newly-built networks that often use our FTTX products. While we believe that the ruling will generally have a positive effect on our business, there can be no assurance that the ruling will result in a long-term material increase in the sales of our products.
     The regulatory environment for communication services providers is also changing in other countries. In many countries, regulators are considering whether service providers should be required to provide access to their networks by competitors. For example, this issue is currently being debated in Germany and Australia. As a result, our FTTX initiatives in these countries have been delayed.
     Additional regulatory changes affecting the communications industry have occurred and are anticipated both in the United States and internationally. For example, a European Union directive relating to the restriction of hazardous substances (“RoHS”) in electrical and electronic equipment and a directive relating to waste electrical and electronic equipment (“WEEE”) have been and are being implemented in EU member states. Among other things, the RoHS directive restricts the use of certain hazardous substances, including lead, in the manufacture of electrical and electronic equipment and the WEEE directive requires producers of electrical goods to be responsible for the collection, recycling, treatment and disposal of these goods. Similar laws were passed in China in February 2006, as well as in South Korea in April 2007. The Chinese law became effective in March 2007. We understand governments in other countries are considering implementing similar laws or regulations. Our failure to comply with the RoHS and WEEE directives, or similar laws and regulations that have been and may be implemented in other countries, could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, monetary penalties and other sanctions.
     New regulatory changes could alter demand for our products. In addition, recently announced or future regulatory changes could come under legal challenge and be altered, which could reverse the effect of such changes and their anticipated impact. Competition in our markets may intensify as the result of changes to existing or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.
     Conditions in global markets could affect our operations.
     Our sales outside the United States accounted for approximately 39.2%, 41.4% and 43.3% of our net sales in fiscal 2007, 2006 and 2005, respectively. We expect sales outside the United States to remain a significant percentage of net sales in the future. In addition to sales and distribution activities in numerous countries, we conduct manufacturing or other operations in the following countries: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Czech Republic, France, Germany, Hong Kong, Hungary, India, Indonesia, Israel, Italy, Japan, Malaysia, Mexico, New Zealand, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam.
     Due to our sales and other operations outside the United States, we are subject to the risks of conducting business globally. These risks include the following:
•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	compliance with the Foreign Corrupt Practices Act and various laws in countries in which we are doing business;

•	fluctuations in foreign currency exchange rates;

•	requirements to consult with or obtain the approval of works councils or other labor organizations to complete business initiatives;

•	tariffs and other barriers and restrictions;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes and export and import requirements; and

•	the burdens of complying with a variety of non-U.S. laws and telecommunications standards.
     Our business is also subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in the costs of key resources such as crude oil, changes in diplomatic or trade relationships, natural disasters and other possible disruptive events such as pandemic illnesses.
     Economic conditions in many of the markets outside the United States in which we do business represent significant risks to us. Instability in our non-U.S. markets, such as the Middle East, Asia and Latin America, could have a negative impact on our sales and business operations in these markets, and we cannot predict whether these unstable conditions will have a material adverse effect on our business and results of operations. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may have negative effects on our business operations. In addition to the effect of global economic instability on sales to customers outside the United States, sales to United States customers could be negatively impacted by these conditions.
     We are subject to special risks relating to doing business in China.
     We have recently acquired Century Man, a provider of broadband connectivity equipment that conducts almost all of its business in China. Our operations in China are subject to significant political, economic and legal uncertainties. Changes in laws and regulations or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on the operations of Century Man. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. However, there can be no assurance that the government will continue to pursue these policies, especially in the event of a change in leadership, social or political disruption or other circumstances affecting China’s political and economic environment.
     Although not permitted under Chinese law, corruption, extortion, bribery, payoffs and other fraudulent practices occur from time to time in China. We must comply with U.S. laws prohibiting corrupt business practices outside the United States. Foreign companies, including some of our competitors, are not subject to these laws. If our competitors in China engage in these practices, we may be at a competitive disadvantage. We maintain a business conduct program to prevent, deter and detect violations of law in the conduct of business throughout the world. We will conduct a review of Century Man’s business practices and will train our personnel in China on appropriate ethical and legal business standards. However, a risk will remain that our employees will engage in activities that violate laws or our corporate policies. This is particularly true in instances in which the employees of a company we may acquire may not have been previously accustomed to operating under similar standards. In the event an employee violates applicable laws pertaining to sales practices, accounting standards, facility operations or other business or operational requirements, we may face substantial penalties, and our business in China could be affected adversely.
     Our intellectual property rights may not be adequate to protect our business.
     Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether these protections will be adequate, or whether our competitors will develop similar technology independently, without violating our proprietary rights. Rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable.
     Many of our competitors have substantially larger portfolios of patents and other intellectual property rights than we do. As competition in the communications network equipment industry has intensified and the functionality of products has continued to overlap, we believe that network equipment manufacturers increasingly are becoming subject to infringement claims. We have received, and expect to continue to receive, notices from third parties (including some of our competitors) claiming that we are infringing their patents or other proprietary rights. We also have asserted patent claims against certain third parties.

     We cannot predict whether we will prevail in any patent litigation brought against us by third-parties, or that we will be able to license any valid and infringed patents on commercially reasonable terms. Unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. In addition, any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time and attention, delay our product shipments or require us to enter into expensive royalty or licensing agreements.
     A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license, or develop or license non-infringing technology, our business, operating results and financial condition could be adversely affected.
     We are dependent upon our senior management and other critical employees.
     Like all communications technology companies, our success is dependent on the efforts and abilities of our senior management personnel and other critical employees, including those in customer service and product development functions. Our ability to attract, retain and motivate these employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities that are necessary to the continued success or the successful integration of the acquired businesses.
     Our continuing initiatives to streamline operations as well as the challenging business environment in which we operate may cause uncertainty in our employee base about whether they will have future employment with us. This uncertainty may have an adverse effect on our ability to retain and attract key personnel.
     Compliance with internal control requirements is expensive and poses certain risks.
     We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. In addition, if we complete acquisitions in the future, our ability to integrate operations of the acquired company could impact our compliance with Section 404 of that legislation.
     Following the fiscal quarter ended February 2, 2007, we identified a material weakness in our internal control over financial reporting related to the timing of the recording of certain impairment charges incurred in connection with the classification of one of our business units as a discontinued operation. As a result of the need to record these impairment charges during the fourth quarter of the fiscal year ended October 31, 2006, we were required to restate our financial statements for that fiscal year.
     In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to the effectiveness of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.
     Product defects or the failure of our products to meet specifications could cause us to lose customers and revenue or to incur unexpected expenses.
     If our products do not meet our customers’ performance requirements, our customer relationships may suffer. Also, our products may contain defects or fail to meet product specifications. Any failure or poor performance of our products could result in:
•	delayed market acceptance of our products;

•	delayed product shipments;

•	unexpected expenses and diversion of resources to replace defective products or identify and correct the source of errors;

•	damage to our reputation and our customer relationships;

•	delayed recognition of sales or reduced sales; and

•	product liability claims or other claims for damages that may be caused by any product defects or performance failures.
     Our products are often critical to the performance of communications systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a claim could harm our business.
     We may encounter difficulties obtaining raw materials and supplies needed to make our products, and the prices of these materials and supplies are subject to fluctuation.
     Our ability to manufacture our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of global market demands. Some raw materials or supplies may be subject to regulatory actions, which may affect available supplies.
     Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than us may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.
     We may encounter litigation that has a material impact on our business.
     We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved without formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time.
     As of October 31, 2007, we had recorded approximately $7.6 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse effect on our business, results of operations or financial condition.
     We are subject to risks associated with changes in commodity prices, interest rates, security prices, and foreign currency exchange rates.
     We face market risks from changes in certain commodity prices, security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. We may reduce this risk through the use of derivative financial instruments, although we have not used such instruments for several years.
     We also are exposed to market risk from changes in foreign currency exchange rates. Our primary risk is the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating sales and expenses. Our largest exposure comes from the Mexican peso.
     We also are exposed to foreign currency exchange risk as a result of changes in intercompany balance sheet accounts and other balance sheet items. At October 31, 2007, these balance sheet exposures were mitigated through the use of foreign exchange forward contracts with maturities of less than 12 months. The principal currency exposures being mitigated were the Australian dollar and the euro.

Risks Related to Our Common Stock
     Our stock price has been volatile historically and may continue to be volatile. The price of our common stock may fluctuate significantly.
     The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and new reports relating to trends in our markets or general economic conditions.
     In addition, the stock market in general, and prices for companies in our industry in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.
     In addition, components of the compensation of many of our key employees are dependent on the price of our common stock. Lack of positive performance in our stock price may affect our ability to retain key employees.
     Anti-takeover provisions in our charter documents, our shareholder rights agreement and Minnesota law could prevent or delay a change in control of our company.
     Provisions of our articles of incorporation and bylaws, our shareholder rights agreement (also known as a “poison pill”) and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable, and may limit the price that investors may be willing to pay for our common stock. These provisions include the following:
•	advance notice requirements for shareholder proposals;

•	authorization for our board of directors to issue preferred stock without shareholder approval;

•	authorization for our board of directors to issue preferred stock purchase rights upon a third party’s acquisition of 15% or more of our outstanding shares of common stock; and

•	limitations on business combinations with interested shareholders.
     Some of these provisions may discourage a future acquisition of our company even though our shareholders would receive an attractive value for their shares, or a significant number of our shareholders believe such a proposed transaction would be in their best interest.
DESCRIPTION OF THE PLAN
Purposes
     The ADCInvestDirect plan provides you with a convenient and economical method of systematically increasing your ownership interest in ADC through purchases of ADC common stock. We may use the Plan to raise capital for general corporate purposes through the sale to you of authorized but unissued common stock.
Considerations
     You should consider the following before you decide to participate in the Plan:
•	Transaction Fees — You pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold under the Plan. We expect that generally all Plan purchases and sales will be affected in open market transactions.

•	Service Fees — You also pay a service fee as described in this prospectus for some Plan transactions, whether or not the transactions are effected in open market transactions.

•	Investment Timing; Price Risks — Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five days following an investment, you may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

•	No Interest Paid — No interest is paid on your cash investments pending their investment in common stock.
Administration
     As of the date of this prospectus, Computershare Trust Company, N.A. administers the Plan. As Plan Administrator, Computershare is responsible for the clerical and ministerial administration of the Plan, including receiving your investments, forwarding funds received from you or on your behalf to a registered broker/dealer for purchases of common stock, issuing statements of Plan account activities and performing certain other administrative duties related to the Plan. You may contact the Plan Administrator by writing to:
Computershare Trust Company, N.A.
Attention: ADCInvestDirect
P.O. Box 43081
Providence, RI 02940-3081
or by calling the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209 between 8:30 a.m. and 5:00 p.m., central time, on any business day. The Plan Administrator’s website is www.computershare.com. You may access your account online to view share your balance, track the estimated value of your holdings, sell shares, duplicate statements, and obtain online forms and other information about your account. Online account information is housed on the Plan Administrator’s website at www.computershare.com through Investor Centre.
     The Plan Administrator is responsible for purchasing and selling shares of common stock for your Plan account, including the selection of the broker or dealer through which Plan purchases and sales are made. ADC has no control over the times or prices at which the Plan Administrator purchases shares in the open market or the selection of the broker or dealer used by the Plan Administrator for the purchases.
Eligibility
     Any person or entity, whether or not currently a registered holder of ADC common stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. See “Other Information — Denial or Termination of Participation.”
Enrollment and Participation
Shareowners. If you are a registered holder of ADC common stock, you may become a participant in the Plan by either:
•	completing the Enrollment Form included with this prospectus and returning it to the Plan Administrator at the address shown on the form; or

•	enrolling online through the Plan Administrator’s website at www.computershare.com and following the instructions provided.

Beneficial Owners
     If you are a beneficial owner of ADC common stock whose shares are registered in a nominee name (such as in the name of a bank, broker or other nominee) and wish to participate in the Plan you may either:
•	become a shareowner of record by having some or all of the shares registered in your name. Once you become a registered shareowner, you may enroll in the Plan as shown above for shareowners; or

•	become a shareowner of record by enrolling in the Plan in the same manner as a non-shareowner as shown below.
Non-shareowners. If you are not a registered holder of ADC common stock, you may enroll through the internet at www.computershare.com and follow the instructions provided for opening a ADC shareowner account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $500 up to a maximum of $250,000, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
Investments
     Initial Investment. If you are not a registered owner of common stock, you must include an initial cash investment of at least $500 with your completed Initial Enrollment Form or authorize automatic monthly cash investments by electronic funds transfer of at least $50 with a completed Direct Debit Authorization Form. In either case, a one-time account set-up fee of $10 will be deducted from your initial investment. Initial investments made by check must be payable to “Computershare” in U.S. funds. You may also open an account online at www.computershare.com and follow the instructions provided for opening an ADC shareowner account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $500 up to a maximum of $250,000, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
     Additional Investments. You may make additional investments at any time by: Check Investment. By sending the Plan Administrator a check for the purchase of additional shares. The check must be made payable to “Computershare”, drawn on a U.S. bank and payable in U.S. dollars. All checks should be sent to Plan Administrator at the address listed on the tear-off form attached to each statement you receive, or, if making an investment when enrolling, with the enrollment form to the address provided on the form. The check should be received by the Plan Administrator no later than one business day before an investment date to be invested on that investment date; otherwise, investments are held by the Plan Administrator for investment on the next investment date. The Plan Administrator will not accept cash, money orders or third party checks.
     Electronic Funds Transfer. You may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option online at www.computershare.com or by completing and returning a Direct Debit Authorization Form, along with a voided blank check or a checking or savings account deposit slip. Please allow 4 to 6 weeks for the first investment to be initiated. Your bank account will be debited on the 15th day of each month or the next business day if the 15th is not a business day. Once initiated, automatic monthly deductions will continue at the level you set until you change your instruction by notifying the Plan Administrator. You may change the amount of money or terminate the automatic monthly withdrawal of funds by going to www.computershare.com, calling the Plan Administrator directly at 1-800-929-6782 or by completing and submitting a new Direct Debit Authorization Form. To be effective for a particular month, the Plan Administrator must receive your request at least seven business days prior to the applicable debit date.
     Online Investments. You may make additional cash investments online through the Investor Centre section of the Plan Administrators website, www.computershare.com. In order to purchase shares online, you must authorize the withdrawal of funds from your bank account.

     In the event an additional investment is returned unpaid, whether the investment was made by check or an attempted automatic withdrawal from a bank account, the Plan Administrator will consider the request for investment of such funds null and void. The Plan Administrator shall immediately remove from the account those shares, if any, purchased upon the prior credit of such funds. The Plan Administrator shall thereupon be entitled to sell shares to satisfy any uncollected amount and will assess a $25 fee. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator shall be entitled to sell such additional shares from the account as may be necessary to satisfy the uncollected balance.
     Initial and additional investments are invested in shares of common stock net of service fees as described below.
     Investment Dates. Cash payments will be invested promptly, but in no event later than five business days following receipt of the cash payment (except where deferral is necessary under applicable federal or state laws or regulations).
     No interest is paid on funds held by the Plan Administrator pending their investment in common stock. All investments, including the initial investment, are subject to the collection by the Plan Administrator of full face value in U.S. funds.
     Source of Shares. The shares you purchase under the Plan are authorized but unissued shares of common stock or common stock purchased by the Plan Administrator in the open market or in negotiated transactions. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after receipt of your cash payment, subject to any waiting periods required under applicable securities laws or other regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on how often we can change our determination, we may change the source of shares from time to time without notice. We expect that generally all Plan purchases will be affected in open market transactions.
     Price of Shares. The purchase price per share of authorized but unissued common stock is the average of the high and low sale prices of the common stock (as quoted on the Nasdaq Global Market) on the applicable investment date or, if Nasdaq is closed on the investment date, on the first trading day immediately preceding the investment date on which day the Nasdaq is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. The Plan Administrator may in its discretion commingle your funds with other participants’ funds for the purpose of forwarding purchase orders. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.
Transaction Fee, Service Fees and Other Costs
     Account Set-Up. If you are not a registered holder of ADC common stock, including persons authorizing automatic monthly cash investments, you are charged a one-time account set-up fee of $10. The fee will be deducted from your initial cash investment.
     Transaction Fee. In addition to the service fees discussed below, you pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold for your Plan account. We expect that generally all Plan purchases and sales will be affected in open market transactions. Transaction fees payable with respect to Plan purchases are deducted from the amount invested on your behalf. Transaction fees payable with respect to Plan sales are deducted from the proceeds payable to you.
     Service Fees. For each investment made by check or one-time online investment, you pay a service fee of $5, and for each investment made by monthly automatic electronic funds transfer, you pay a service fee of $2. Investment service fees are in addition to transaction fees and are deducted from the amount invested on your behalf. You pay a service fee of $10 in connection with sales of your Plan shares. The service fee is in addition to transaction fees and is deducted from the proceeds payable to you from the sale of shares, including a fractional share.

     Fees Subject to Change. We may change from time to time the amount fees charged to you upon 30 days prior notice.
Account Statements
     The Plan Administrator will maintain an account for you and will send account statements to you as soon as practicable after each investment and after any transfer, sale or withdrawal of Plan shares. Your account will be credited with full and fractional shares, computed to six decimal places. The account statements provide you with records of purchases and sales and should be retained for tax purposes.
Uncertificated Shares
     Plan purchases are credited to your account and shown on your account statement. We have uncertificated shares so you will not receive certificates for your Plan shares.
Gifts of Shares and Share Transfers
     You may transfer ownership of some or all of your shares held through the Plan. You may call the Plan Administrator at 1-800-929-6782 for complete transfer instructions or go to www.computershare.com to download the appropriate materials. You will be asked to send the Plan Administrator written transfer instructions and your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program ensures that the individual signing is in fact the owner of the shares to be transferred. A notary is not sufficient.
     You may transfer shares to new or existing ADC shareowners. However, a new plan account will not be opened for a transferee as a result of a transfer of less than one full share.
     You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan.
Sale of Shares
     You may instruct the Plan Administrator to sell some or all of your Plan shares by doing any of the following:
•	Access the Plan Administrator’s website at www.computershare.com. Select “Investor Centre”, login to your account, and follow the online instructions;

•	Call 1-800-929-6872 or 1-312-360-5209 to access the Plan Administrator’s automated telephone system; or

•	Complete and sign the tear-off portion of your account statement and mail the instructions to the Plan Administrator.
     If there is more than one individual owner on the Plan account, all participants must authorize the transaction and sign the instruction.
     The Plan Administrator will execute the order on your behalf in the open market or in a negotiated transaction. Sales orders generally are processed daily provided there is sufficient volume and the request is received on a business day when the Nasdaq Global Market is open. If there is not sufficient volume, sales orders will be processed at least once per week. After settlement of the sale, the Plan Administrator will send you a check for the net proceeds of the sale. The proceeds you receive are based on the weighted average price at which the shares were sold less service fees charged by the Plan Administrator and applicable transfer taxes.

     You will not have the authority or power to direct the date or sales price at which Plan shares may be sold. Requests to sell Plan shares must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not indicate clearly the number of Plan shares to be sold will be returned to you with no action taken. You should be aware that prices may fluctuate during the period between a request for a sale, receipt by the Plan Administrator of the request, and ultimate sale in the open market no later than five business days from the date of receipt by the Plan Administrator. You will bear the risk of a price change. Instructions sent to the Plan Administrator may not be rescinded. All sale requests having an anticipated market value of $25,000 or more must be submitted in written form.
Termination
     You may terminate your participation in the Plan by submitting the appropriate information on a Plan Transaction Form or by sending a written request to the Plan Administrator. In addition, if you are a participant who makes investments by electronic funds transfers, your termination request must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next investment.
     Upon termination of your participation in the Plan, unless you have requested on the Plan Transaction Form that some or all of your Plan shares be sold, the Plan Administrator will credit you with uncertificated shares representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share. If you so request on the Plan Transaction Form, the Plan Administrator will sell some or all Plan shares on your behalf. After settlement of the sale, the Plan Administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a direct registration advice representing any full Plan shares not sold. The net proceeds you receive are based on the weighted average price at which the shares were sold less fees charged by the Plan Administrator and applicable transfer taxes.
     After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see “Enrollment and Participation”). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants who we or the Plan Administrator believes have been excessive in their enrollment and termination.
Other Information
     Share Dividends and Stock Splits. Any shares distributable to you pursuant to a share dividend or stock split by ADC on shares registered in your name or credited to your account under the Plan will be added to your account and will not be mailed or delivered directly to you.
     Cash Dividends. ADC currently does not pay cash dividends with respect to the common stock. If in the future ADC declares a cash dividend with respect to the common stock, dividends paid on shares in your Plan account would be paid directly to you in the same manner as to shareowners who are not participants in the Plan.
     Voting Rights. Voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase.
     Voting of Plan Shares. For each meeting of shareowners, you will receive proxy materials that allow you to vote your Plan shares by proxy. Alternatively, you may vote your Plan shares in person at the meeting.
     Limitation of Liability. ADC and the Plan Administrator will not be liable for any good faith act or omission to act, including but not limited to any claim of liability:
•	arising out of the failure to terminate your account upon your death prior to the Plan Administrator’s receipt of notice in writing of your death,

•	with respect to the prices or times at which shares are purchased or sold, or

•	as to the value of the shares acquired for you.

     We reserve the right to interpret and regulate the Plan as we deem necessary or advisable in connection with the Plan’s operations.
     Modification or Termination of the Plan. We may suspend, modify or terminate the Plan at any time in whole or in part or with respect to your participation in the Plan in some jurisdictions. Notice of a suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant’s account. If your participation in the Plan is terminated by us in whole or in part, your whole Plan shares will be held in book-entry form in the Direct Registration System and you will receive a check in the amount of the market value of any fractional Plan share, less any service fees.
     Denial or Termination of Participation. At our direction, the Plan Administrator may terminate your participation in the Plan if you do not own at least one full share in your name or hold shares through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have their whole Plan shares held in book-entry form in the Direct Registration System and will receive a check in the amount of the market value of any fractional Plan share, less any service fees.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The information set forth below summarizes certain U.S. federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the Plan. The description of federal income tax consequences may be affected by future legislation, Internal Revenue Service rulings and regulations and/or court decisions. For that reason, you should consult your own tax advisor with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.
     Cost Basis of Shares. For federal income tax purposes, the cost basis of shares purchased with your cash investments is the purchase price of the shares plus any fees paid by you in connection with open market purchases.
     Gains and Losses from the Sale of Shares. You do not realize any taxable income from shares moved from the Plan to the Direct Registration System. You may realize gain or loss, however, at the time the shares are sold by the Plan Administrator or by you after you withdraw your shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount you receive for the shares and the cost basis of the shares.
     IRS Reports. If, at your request, the Plan Administrator sells Plan shares for you, the Plan Administrator will report the proceeds from the sale to you and the Internal Revenue Service on Form 1099-B.
FORWARD-LOOKING STATEMENTS
     This prospectus contains various “forward-looking statements’” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent our expectations or beliefs concerning future events, including any statements regarding:
•	future sales and cost reductions, profit percentages, realization of deferred tax assets, earnings per share or other results of operations;

•	the continuation of historical patterns and trends such as seasonality in the buying pattern of our customers;

•	the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs;

•	the occurrence or impact of consolidation among our customers or competitors;

•	the effect of legal and regulatory developments; and

•	the economy in general or the future of the communications equipment and communications services industries on our business.
     Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, some of which are included in this prospectus under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, believed, estimated, or expected. We do not intend to update these forward-looking statements in the future.
USE OF PROCEEDS
     The proceeds from the sales, if any, of authorized but unissued common stock under the Plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold under the Plan or the prices at which the shares will be sold. We will not receive any proceeds when shares of common stock are purchased under the Plan in the open market.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy these documents at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1 -800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s web site is http: / /www.sec.gov. Copies of our SEC filings are also available through our website (www.adc.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the shares offered under the Plan. As allowed by SEC rules, this prospectus does not contain all of the information that is required to be in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ADC Telecommunications, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s web site at http:/ /www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2007;

•	Our Current Reports on Form 8-K filed on December 19, 2007, December 21, 2007, December 26, 2007, January 15, 2008, and February 8, 2008; and

•	The description of our common stock and stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.
     We will provide, at no cost to you, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents) and any report, proxy statement or other communication distributed by us to our shareowners generally. Please direct your requests for copies to the following address and telephone number:
ADC Telecommunications, Inc.
P.O. Box 1101
Minneapolis, Minnesota 55440-1101
Attention: Investor Relations
(952) 917-0991
investor@adc.com
www.adc.com/ investor
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on cover page of this prospectus or any supplement. Our business, financial conditions, results of operations and prospectus may have changed since that date.

     Neither the delivery of this prospectus nor any sales under it shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering contained in this prospectus, and information or representations not contained in it, if given or made, must not be relied upon as having been authorized by us. This prospectus does not constitute an offering in any state or jurisdiction in which the offering may not lawfully be made.

PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
A direct stock purchase plan for ADC